SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of               March 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 31, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON APRIL 26, 2006
-AND-
MANAGEMENT PROXY CIRCULAR
March 24, 2006

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
April 26, 2006
TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.
NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the St Andrew’s Club & Conference Centre, 27th Floor, 150 King Street West, Toronto, Ontario, on Wednesday, April 26, 2006 at 4:30 p.m. (Eastern time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:
1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2005, together with the auditors’ report thereon;

2.	the election of directors of the Corporation for the ensuing year;

3.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

4.	the approval of an increase in the number of common shares reserved for issuance pursuant to the Corporation’s stock option plan;

5.	the amendment of the articles of the Corporation to align the articles with recent amendments to the Business Corporations Act (Alberta) and provide greater flexibility with respect to the location of meetings of shareholders of the Corporation; and

6.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.
Shareholders are referred to the accompanying Management Proxy Circular dated March 24, 2006 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.
A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax number: 905-771-4414) not less than forty-eight (48) hours (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.
Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 17, 2006 are entitled to receive notice of the Meeting.

DATED as of the 24th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Dr. Bradley G. Thompson
President and Chief Executive Officer

Annual and Special Meeting of Shareholders
to be held on April 26, 2006
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular (the “Information Circular”) is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.
Appointment of Proxyholders and Revocation of Proxies
Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (fax number: 905-771-4414) not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting, or any adjournment thereof.
A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.
Signing of Proxy
The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).
Voting of Proxies and Exercise of Discretion by Proxyholders
All common shares of the Corporation (“Common Shares”) represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; (ii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation; (iii) the approval by way of ordinary resolution, of an increase in the number of Common Shares reserved for issuance pursuant to the Corporation’s stock option plan (the “Plan”); and (iv) the approval by way of a special resolution, of the amendment to the articles of the Corporation, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares — General
The record date for the purpose of determining holders of Common Shares is March 17, 2006. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to March 17, 2006; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.
As at the date hereof, there were 36,236,748 Common Shares issued and outstanding.
Advice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the

Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting — the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
Principal Holders of Common Shares
To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares other than as set forth below:

	Number of Oncolytics	Percentage of Oncolytics
Name and Address	Common Shares Owned	Common Shares

Mellon Financial Corporation Pittsburgh, Pennsylvania	3,716,799(1)	10.25%
Notes:
(1)	As reported by Mellon Financial Corporation on February 15, 2006 in its Schedule 13G filing with the United States Securities and Exchange Commission

COMPENSATION OF EXECUTIVE OFFICERS
Summary Compensation Table
The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer and Chief Financial Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $150,000 during the financial year ended December 31, 2005 (the “Named Executive Officers”).

					Long Term
		Annual Compensation			Compensation
				Other Annual	Securities Under	All Other
		Salary	Bonus	Compensation(1)	Options Granted	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($)
Dr. Bradley G. Thompson	2005	$324,965	$107,667	$16,500	Nil	$19,498
President and	2004	$276,750	$75,000	$15,500	380,000	$16,605
Chief Executive Officer	2003	$240,000	$80,000	$14,500	139,000	$14,400

Douglas A. Ball	2005	$206,000	$53,333	$16,500	Nil	$12,360
Chief Financial Officer	2004	$185,812	$40,000	$15,500	200,000	$11,149
	2003	$181,280	$40,000	$14,500	77,000	$ 5,877

Dr. Matthew Coffey	2005	$206,000	$53,333	$16,500	Nil	$12,360
Chief Scientific Officer	2004	$184,500	$50,000	$15,500	200,000	$11,070
	2003	$160,000	$40,000	$14,500	93,500	$ 8,600
Notes:
(1)	Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers. The dollar amounts set forth under this column relate to RRSP contributions made by the Corporation on behalf of the Named Executive Officer.
There are no long term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.
Stock Options
Option Grants During the Year Ended December 31, 2005
Stock options granted to the Named Executive Officers during the financial year ended December 31, 2005 were as follows:

Closing
	Common Shares	% of Total		Market Price
	Under Options	Options Granted	Exercise	on Date of
	Granted	in Fiscal Year	Price	Grant	Expiry Date
Dr. Bradley G. Thompson	Nil	n/a	n/a	n/a	n/a

Douglas A. Ball	Nil	n/a	n/a	n/a	n/a

Dr. Matthew Coffey	Nil	n/a	n/a	n/a	n/a

Aggregated Option Exercises During the Year Ended December 31, 2005 and Financial Year-End Option Values
The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2005 and options exercised by the Named Executive Officers during the financial year ended December 31, 2005:

					Value of Unexercised :
	Securities	Aggregate	Unexercised Options at		in-the-Money Options at
	Acquired on	Value	December 31, 2005		December 31, 2005
	Exercise	Realized	(#)		($)(2)
	(#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	350,000	$1,223,400	921,000	—	$1,662,050	—
Douglas A. Ball	Nil	—	641,500	—	$293,070	—
Dr. Matthew Coffey	Nil	—	677,500	—	$1,547,420	—
Notes:
(1)	The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

(2)	The value of the unexercised “in-the-money” options has been determined by subtracting the exercise price of the options from the closing Common Share price of $5.24 on December 31, 2005, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.
Employment Contracts
The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $349,982 for the calendar year 2006, Mr. Ball is entitled to an annual salary of $228,000 for the calendar year 2006 and Dr. Coffey is entitled to an annual salary of $228,000 for the calendar year 2006. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.
Termination of Employment or Change of Control
If an Employment Agreement is terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by the Named Executive Officer shall forthwith vest and become exercisable and the Named Executive Officer shall be entitled to 12 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 18 months pay in lieu of notice. Further, if there is a change of control of the Corporation and a Named Executive Officer is terminated without cause within two years following such change of control, then the Named Executive Officer shall be entitled to 24 months pay in lieu of notice; except for the President and Chief Executive Officer who is entitled to 36 months pay in lieu of notice.
Compensation of Directors
Each director who is not a salaried employee of the Corporation is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). The Corporation also grants to directors, from time to time, stock options in accordance with the Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. In the aggregate, a total of $52,500 in director’s fees was paid to the board of directors of the Corporation (the “Board” or “Board of Directors”) during the fiscal year ended December 31, 2005. During the fiscal year ended December 31, 2005, there were no options granted to the directors.
Composition of the Compensation Committee
The Corporation has formed a Compensation Committee consisting of two outside directors (Dr. Noujaim and Mr. Stewart for the first portion of the year and Mr. Stewart and Dr. Cochrane for the latter portion of the year), neither of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee.
Report on Executive Compensation
In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the Board of Directors on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation’s executive and senior officers.
The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.
Submitted by the Compensation Committee:
Fred Stewart (Chair)
Bill Cochrane
Performance Graphs
The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2000 to December 31, 2005 (assuming a $100 investment was made on December 31, 2000 at the opening price of the Common Shares on that date) with the cumulative total return of the S&P TSX Composite Index over the same period, assuming reinvestment of dividends.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
Indebtedness of Directors and Senior Officers
No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.
Interest of Insiders in Material Transactions
Pursuant to an assignment dated July 29, 1999, the obligation to make certain milestone and royalty payments to the parties that sold shares in the Corporation to SYNSORB Biotech Inc. (“SYNSORB”) was assigned from SYNSORB to the Corporation. The Corporation thereby agreed to indemnify and save harmless SYNSORB from all actions, suits, demands, claims, costs, losses, expenses, charges and damages brought against SYNSORB in relation to the payment or non-payment of such obligations; however, such assignment does not affect or release SYNSORB from its liabilities and responsibilities under the terms of a share purchase agreement dated April 21, 1999 providing for the acquisition by SYNSORB of all of the then outstanding Common Shares. Part of the milestone and royalty payments outlined in the share purchase agreement will be payable by the Corporation to, among others, Dr. Thompson and Dr. Coffey in partial consideration for the sale of their shares of the Corporation to SYNSORB.
Other than as discussed herein, there are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.
EQUITY COMPENSATION PLAN INFORMATION
Under the Plan, as amended, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or providers of services to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. Currently there are 3,662,461 Common Shares reserved for issuance pursuant to the Plan, which represents approximately 10% of the issued and outstanding Common Shares. At the Meeting, a resolution will be proposed to amend the Stock Option Plan to increase the number of Common Shares reserved for issuance thereunder. See “Amendment to Stock Option Plan to Increase the Number of Shares Reserved for Issuance”.
The number of Common Shares available that may be acquired under an Option granted to a Participant (as defined in the Plan) shall be determined by the Board as at the time the Option is granted, provided that: (i) the aggregate number of Common Shares reserved for issuance under this Plan, together with all other security based compensation arrangement of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to this Plan, together with all other security based compensation arrangement of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under this Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed five percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).
Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.
Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversaries following the date of grant.
Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option.
Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

			Number of Common Shares
	Number of Common Shares to		Remaining Available for Future
	be Issued Upon Exercise of	Weighted-Average Exercise	Issuance Under Equity
Plan Category	Outstanding Options	Price of Outstanding Options	Compensation Plans
Equity compensation plans	3,634,550	$4.66	27,911
approved by securityholders
Equity compensation	Nil	Nil	Nil
plans not approved by securityholders

Total	3,634,550	$4.66	27,911
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.
The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves the Corporation’s interim financial statements, and reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.
The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.
The following represents a tabular review of the corporate governance guidelines as outlined in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and the Corporation’s alignment with each of them.

Corporate Governance Guidelines		Commentary

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.	As at December 31, 2005, the Corporation had eight board members. The six independent directors of the Corporation are Dr. W. Cochrane, Mr. J. Dinning, Mr. M. Lievonen, Dr. A.Noujaim, Mr. R.Schultz and Mr. F. Stewart.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The two directors of the Corporation who are not independent are Dr. B. Thompson the Chairman and Chief Executive Officer of the Corporation and Mr. D. Ball the Chief Financial Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors of the Corporation are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Directors who are presently directors of other reporting issuers and those issuers:

Mr. Dinning: Western Financial Group, Finning International, Shaw Communications, JED Oil Inc., Liquor Stores Income Fund, Parkland Income Fund and Russel Metals Inc.
Mr. Schultz: Rockwater Capital Corporation
Dr. Cochrane: Resverlogix Corporation, Medicure Inc. and Pheromone Sciences Corporation

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year the independent Board members have held four such meetings.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Board has appointed a chair who is not independent, and has appointed Mr. Schultz, who is an independent and unrelated director, as Lead Director.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on Selection of committee members and committee chairs, Board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Lead Director also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

Corporate Governance Guidelines		Commentary

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	There were four regularly scheduled Board meetings in 2005. Dr. Thompson, Mr. Ball, Mr. Schultz, Mr. Stewart, Dr. Cochrane, and Mr. Dinning attended all four meetings. Mr. Lievonen attended three meetings and Dr. Noujaim attended two meetings.

2.	Board Mandate	Attached as Schedule “A” hereto.

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the Chief Executive Officer have developed a written position description for the CEO which delineates the role and responsibility of this position.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and	The Board provides new directors with the Board and committee mandates and reviews these with the new board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.

(ii) the nature and operation of the issuer’s business.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i) disclose how a person or company may obtain a copy of the code;	The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation. A copy of this code of conduct is available on the Corporation’s website www.oncolvticsbiotech.com.

Corporate Governance Guidelines		Commentary

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board satisfies itself regarding compliance with this code through its review of the activities of the Corporation, discussions by the audit committee with the external auditors of the Corporation without management present, and enquiries of management.

	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	To the best of our knowledge there has been no conduct by any director or executive officer that constitutes a departure from the code and no material change reports have been filed pertaining to any such conduct.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	Directors provide potential candidates to the Corporate Governance and Nominating Committee of the Board. The committee reviews the recommendations and the qualifications of the candidates and contacts the individuals who are of interest to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee is comprised entirely of independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance and Nominating Committee, in its capacity as the nominating committee has the responsibility to present the annual slate of directors to the Board for the board’s approval. Once approved by the Board, the proposed selection will be presented to the shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

Corporate Governance Guidelines		Commentary

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged to provide additional relevant information to the Compensation Committee.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee comprised entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the committee are as outlined above.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The compensation consultant retained by the Corporation was Roger Gurr & Associates. Its mandate was to assist the Board of Directors in the review of compensation for the selected executive positions of the Corporation.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has established committees each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Mandates for the Board and the Committees of the Board can be found on the Company website under Investor Relations/Corporate Governance.
http ://www. oncolyticsbiotech.com/corpGovernance.html

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.		The Board, through its Corporate Governance and Nominating Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

RECEIPT OF FINANCIAL STATEMENTS
The audited financial statements for the financial year ended December 31, 2005 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2005 financial statements, the questions may be brought forward at the Meeting.
ELECTION OF DIRECTORS
The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of seven directors are to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.
The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at March 24, 2006:

		Number of
Name, Present Office		Shares
Held, Municipality of		Beneficially
Residence and Date	History of	Owned and	Number of
Appointed a Director	Principal Occupations	Controlled(4)	Options Held

Bradley G. Thompson, Ph.D. Calgary, Alberta Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	350,000	921,000

Douglas A. Ball, C.A. Calgary, Alberta Director since April 21, 1999	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.	nil	641,500

William A. Cochrane, OC, M.D.(2)(3) Calgary, Alberta Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company) and University Technologies International Inc. (UTI) at the University of Calgary since 2000, director of Pheromone Corp., and is a director of	3,000	88,500

		Number of
Name, Present Office		Shares
Held, Municipality of		Beneficially
Residence and Date	History of	Owned and	Number of
Appointed a Director	Principal Occupations	Controlled(4)	Options Held
	Medicare Inc. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.

Jim Dinning (1) Calgary, Alberta Director since March 24, 2004	Chairman of Western Financial Group since September 2004. Prior thereto, Mr. Dinning was the Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004 and served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is a director of Finning International Inc. and Shaw Communications Inc.	2,500	77,500

J. Mark Lievonen C.A.(3) Toronto, Ontario Director since April 5, 2004	President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998 and holding various other positions with Sanofi Pasteur Limited and its predecessors since 1983. Mr. Lievonen serves on a number of industry and community boards and councils including BIOTECanada, the Ontario Genomics Institute, and the Ontario Institute for Cancer Research.	Nil	77,500

Robert B. Schultz, F.C.A.(1) Toronto, Ontario Director since June 30, 2000	Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) since June 2001. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990. Since joining the investment industry in 1971, Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.	Nil	173,000

Fred A. Stewart, LL.B.,Q.C.(1)(2) Bragg Creek, Alberta Director since August 27, 1999	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company) from 1996. Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1993.	24,000	140,000

Notes:

(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

(2)	These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

(4)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS
The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.
AMENDMENT OF STOCK OPTION PLAN TO INCREASE THE NUMBER
OF SHARES RESERVED FOR ISSUANCE
At the Meeting, a resolution will be proposed to amend the Plan to increase the number of Common Shares reserved for issuance thereunder in order to allow room in the Plan to grant stock options to the current independent members of the Board of Directors and to grant stock options to any new independent members of the Board of Directors. The Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the Plan limited to ten percent of the total number of issued and outstanding Common Shares. Accordingly, as the number of issued and outstanding Common Shares increased, the number of stock options available for grant also increased. The Plan was amended at each of the annual meetings of shareholders in 2001,2002, 2003, and 2004. In 2004 the Plan was amended to, among other things, fix the total number of Common Shares reserved for issuance, to 4,033,711, or approximately 14% of the then issued and outstanding Common Shares.
Since May 26, 2004, a total of 21,000 options have been surrendered for cancellation and a total of 7,176,627 Common Shares have been issued pursuant to various private placements, upon the exercise of securities convertible into Common Shares and upon the exercise of options, resulting in the Corporation having 36,236,748 Common Shares issued and outstanding as at the date hereof and leaving a total of 3,662,461 Common Shares reserved for issuance under the Plan (approximately 10% of the current issued and outstanding Common Shares). Currently, there are options outstanding to purchase 3,634,550 Common Shares, leaving 27,911 Common Shares available for future grants. The Board of Directors has determined that an additional 160,000 Common Shares be reserved for issuance under the Plan and the fixed maximum number of Common Shares reserved under the Plan be amended accordingly.
The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new independent directors as well as to grant stock options to the current independent directors thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options has been a critical component of the Corporation’s total compensation practices. Management and the Compensation Committee of the Corporation manage compensation by ensuring that its directors, officers and employees are competitively compensated with respect to salary and benefits, performance bonuses and stock options. This practice enables the Corporation to attract and maintain top quality people.

The following table sets forth the number of Common Shares which may be subject to options granted under the Plan, after the proposed amendment and the ratification of the option grants described below, as at the date hereof:

					Maximum Common
	Common Shares				Shares subject to and
	Subject to Outstanding	Common Shares Available			Available for Option
	Options	for Future Option Grants	Options Exercised		Grants
Currently Approved	3,634,550	27,911	371,250	(1)	3,662,461

Proposed Increase	—	160,000	—		160,000

Total	3,634,550	187,911	371,250		3,822,461

Percentage of Outstanding Common Shares	10.03%	0.52%	1.02%		10.55%

Notes:

(1)	Represents the number of options exercised since May 26, 2004, the date the Shareholders last approved an increase in the number of Common Shares reserved for issuance pursuant to the Plan.
If the Shareholders approve this amendment to the Plan, the number of Common Shares reserved for issuance pursuant to the Plan will represent approximately 10.5% of the issued and outstanding Common Shares.
At the Meeting, Shareholders will be asked to approve the following resolution:
BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the “Corporation”), that the amendment to the Corporation’s Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 160,000 common shares, as described in the Information Circular of the Corporation dated March 24, 2006, be and is hereby approved and authorized.
The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.
AMENDMENT TO ARTICLES
At the Meeting, a resolution will be proposed to remove the specified locations for meeting of Shareholders. Currently, paragraph (f) of Schedule “C” to the articles of the Corporation provide that meetings of the Shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Montreal, Quebec; or Halifax, Nova Scotia. Recent amendments to the Business Corporations Act (Alberta), which came into force on May 17, 2005, have removed the requirement for the articles to specify a specific location in order for meetings to be held outside of Alberta. The Corporation’s business activities and its shareholder base are increasingly located around the globe with a particular focus in the United States and Europe. The Board of Directors recommends this amendment and believes that it is in the best interest of the Corporation and the Shareholders to allow for flexibility with respect to the location of Shareholder Meetings, allowing the Corporation to grow and meet the needs of a global shareholder base.
At the Meeting, Shareholders will be asked to approve the following resolution:

     BE IT RESOLVED, as a special resolution of the shareholders of Oncolytics Biotech Inc. that:
1.	Pursuant to subsection 173(l)(n) of the Business Corporations Act (Alberta), paragraph (f) of the Schedule of Other Provisions to the Articles of the Corporation is hereby deleted and replaced with the following:

“(f) Meetings of the shareholders may be held at any place within Alberta or at any other location as determined by the directors of the Corporation.”

2.	Pursuant to subsection 180(1) of the Business Corporations Act (Alberta), the Articles of the Corporation shall be amended and restated accordingly.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
OTHER MATTERS TO BE ACTED UPON
Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.
EFFECTIVE DATE
Except as otherwise specified herein, the information set forth in this Information Circular is provided as of March 24, 2006.
ADDITIONAL INFORMATION
     Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 or by facsimile at (403) 283-0858.

Schedule A
ONCOLYTICS BIOTECH INC.
MANDATE OF THE BOARD OF DIRECTORS
     1. Policy Statement
The Board of Directors (the “Board”) of Oncolytics Biotech Inc. (the “Corporation”) has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.
     2. Composition and Operation
The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who meets the requirements of NASDAQ Rule 4200 and National Instrument 58-101 who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.
Chairman:
The members of the Board shall elect a Chair from among the members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.
Lead Director:
The independent members of the Board shall elect a Lead Director from among the independent members in the event the Chair of the Board is not independent. The Lead Director’s role is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees and the Chairman/President and Chief Executive Officer, shall facilitate the selection of committee members and chairs, shall prepare or approve board meeting and planning meeting agendas, shall assess the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director shall also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

     3. Responsibilities
The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity. The Board is essentially accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board’s accountability.
     4. Specific Duties
LEGAL REQUIREMENTS
(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the statutory responsibility to:
(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.
(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:
(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the audited annual financial statements;

(ix)	the adoption, amendment or repeal of by-laws; and

(x)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation.
INDEPENDENCE
(d)	The Board shall have the responsibility to:
(i)	implement appropriate structures and procedures to permit the Board to function independently of management;

(ii)	schedule meetings of the independent board members separately from management and management directors as part of each regularly scheduled board meeting;

(iii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iv)	provide an orientation and education program for newly appointed members of the Board.

(v)	In order to allow the Board to function independently of management during the period of time that the Chairman of the Board is also the Chief Executive Officer of the Corporation, the position of Lead Director shall be instituted. In this regard, the Lead Director, individually or with the support of the Corporate Governance and Nominating Committee, will consult with the Chairman/CEO on selection of the committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of meetings of the Board. The Lead Director will also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/CEO, or personal liability matters. The Lead Director will also participate with the members of the Compensation Committee evaluating the performance of the CEO.
STRATEGY DETERMINATION
(e)	The Board shall:

(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.
MANAGING RISK
(f)	The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(g)	The Board shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.
APPOINTMENT, TRAINING AND MONITORING OF SENIOR MANAGEMENT
(h)	The Board shall:
(i)	appoint the Chief Executive Officer (“CEO”), the Chief Financial Officer and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii)	establish limits of authority delegated to management through the annual business plan; and

(iv)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation.
REPORTING AND COMMUNICATION
(i)	The Board has the responsibility to :
(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.
MONITORING AND ACTING
(j)	The Board has the responsibility to:
(i)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.
     5. Other Activities
(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.
     6. Date of Mandate
     This Mandate was initially approved by the Board on September 3, 1999. Subsequent to that date, the Board has amended and restated this Mandate on each of December 13, 2002, April 23, 2003 and March 5, 2004. This Mandate is effective from and after December 13, 2005.